Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

dated October 23, 2006

Registration No. 333-138143

October 24, 2006

SUPERVALU INC. (“SUPERVALU”)

$500,000,000 7.50% Senior Notes due 2014

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Supplement supplements the Preliminary Prospectus.

Aggregate Principal Amount:	$500,000,000

Title of Securities:	7.50% Senior Notes due 2014

Final Maturity Date:	November 15, 2014

Public Offering Price:	100%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer after Underwriting Discount and Estimated Expenses:	$488,300,000

Underwriting Discount:	$11,000,000

Coupon:	7.50%

Yield:	7.50%

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2007

Record Dates:	May 1 and November 1

Equity Clawback:	At any time prior to November 15, 2009, SUPERVALU may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.500% with the proceeds of certain equity offerings.

Optional Redemption:	On or after November 15, 2010, SUPERVALU may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

	Date	Price

	2010	103.750%

	2011	101.875%

	2012 and thereafter	100.000%

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and The Williams Capital Group, L.P.

Allocation:
	Underwriter		Principal Amount

	Merrill Lynch, Pierce, Fenner & Smith Incorporated		$170,000,000

	Banc of America Securities LLC		140,000,000

	Credit Suisse Securities (USA) LLC		140,000,000

	Citigroup Global Markets Inc.		45,000,000

	The Williams Capital Group, L.P.		5,000,000

	Total		$500,000,000

Trade Date:	October 24, 2006

Settlement Date:	October 31, 2006 (T+5)

CUSIP and ISIN Numbers:	CUSIP: 868536 AS 2

	ISIN: US868536AS27

We expect that delivery of the notes will be made against payment therefore on or about October 31, 2006, which will be the 5th business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next three succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-449-1000.